Exhibit 99.1

ParaZero Successfully Completes Field Trial of New Configuration of the DefendAir System, Offering a Comprehensive Counter-Drone Solution

Kfar Saba, Israel, July 28, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospa ce defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, announced today the successful completion of a field trial for an enhanced variant of its DefendAir system, marking a significant expansion of the company’s multi-layered drone defense capabilities.

The trial, conducted in Israel, tested a new stationary net turret launcher system to provide 360 perimeter defense against hostile drones. The DefendAir system’s turret variant is integrated with an advanced optical detection and tracking system. This integration enables a fully autonomous operation—from threat detection and tracking to successful interception—representing a notable leap in the system’s overall autonomy and performance.

The enhanced net launcher layout allows the deployment of a significantly larger net, providing broader area coverage and improved effectiveness against faster and larger drone threats. This capability is designed to secure high-value sites such as critical infrastructure, government buildings and other valuable assets against complex drone attacks.

According to a recent market research, the global anti drone market size was valued at $2.4B in 2024. The market is projected to grow from $3.1B in 2025 to $12.24B by 2032, exhibiting a CAGR of 21.62% during the forecast period. (Source: https://www.fortunebusinessinsights.com/anti-drone-market-102593)

With this expansion of the DefendAir product line alongside the DefendAir in its portable net gun configuration, ParaZero expands its defense offering and portfolio while also strengthening its position in the evolving C-UAS market, offering a versatile and scalable suite of solutions tailored to mobile and stationary defense needs across defense and homeland security sectors.

Ariel Alon, CEO of ParaZero, said: “This successful trial demonstrates the agility of our engineering teams and our strategic commitment to building an integrated, layered defense ecosystem. As threats evolve, so must the tools designed to stop them—and this milestone represents a meaningful expansion of ParaZero’s ability to protect high-value assets against emerging aerial threats.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the expected growth of the global anti drone market its strategic commitment to building an integrated, layered defense ecosystem and how enhanced net launcher represents an expansion of ParaZero’s ability to protect high-value assets against emerging aerial threats. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com